Filed by CF Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Acquisition Corp. V

Commission File No.: 001-39953

Date: July 15, 2021

Emiliano Kargieman and Nora Ali on Public Live, July 15, 2021, 1pm EST

Nora Ali 0:16

Hello, hello, welcome everyone to today’s public live session I’m your host Nora Ali, I am pleased to be joined today by Emiliano Kargieman, the founder and CEO of Satellogic, which is an earth imagery company set to go public via SPAC, Satellogic is building the first scalable, fully automated, Earth observation platform. A lot to discuss but Emiliano, welcome to Public Live.

Emiliano Kargieman 0:43

Thanks Nora, thanks for having me, happy to be here.

Nora Ali 0:45

Awesome, so there are plenty of practical applications for Earth imagery across climate change, food, energy, water supply, which we’ll get to in a moment, but to start, what exactly is Earth imagery and what is an Earth observation platform?

Emiliano Kargieman 1:02

Yeah, no, excellent. So, what we are doing is building satellites that allow us to collect high-resolution pictures of the planet. So we can point our satellites anywhere on Earth, satellites are orbiting the Earth, all the time, super-fast, every 90 minutes on the Earth and spinning on them so they can point essentially anywhere on the planet and we can take a picture of anything that’s happening on Earth. We are building a very large constellation of satellites, 300 satellites that will [inaudible] in the next few years to get to do something that essentially has never been done before. We are going to get a complete new picture of the entire planet in high resolution, every single day. And we’re going to be able to use it as basically to democratize access to this kind of information that up until now has been only really available to government, Defense Intelligence agencies, and we’re going to make this information open and available so that everybody can use it to improve the way they make decisions from corporations, governments around the world, to individuals.

Nora Ali 2:06

So, in this idea of democratizing information outside of government agencies, what are the most practical applications moving forward for, say, a company and enterprise, how could they use this data in a practical way?

Emiliano Kargieman 2:25

Sure. So, imagine, you know, what you could do if you could see everything happening on the planet every day. If you could see, you know, every container ship on the surface of the ocean, every day, you could see them unloading and offloading containers, and every port of the planet, every day. If you can see, you know, every tree on the surface of the planet, if you can have an inventory of every tree updated daily, so you know how many trees have been cut yesterday and where, right, and you can ask questions like what’s the impact that that has and things like carbon capture or wood stain like that that has, it would start on paper with companies, you know, imagine you could see every building that’s been built, you know, every construction site in the world every day. Imagine you can see every roadblock, the patterns of lives and cities, you know that that you can actually monitor the growth of every plant, you know, on the surface of Earth, that you can see every acre of our land around the world and you can see, you know, literally see plants growing day by day, and you can build algorithms to monitor that plant growth and, you know, derive things like yield predictions, and you know when those things are going to hit the market. So, you know, open pit mines, refineries, dams, power plants, so basically the ability to monitor everything happening on Earth, on a daily basis, will give us a chance to improve, you know, how we make decisions in a wide variety of industries. In, Energy, Agriculture, Forestry, Infrastructure monitoring, opening up a really a very large market for us, a $140 billion market for us, but really allowing, you know, everybody to make more informed decisions every day.

Nora Ali 4:05

That’s really applicable across many industries and it feels like a quite a long-term play. As I mentioned, Satellogic is going public via SPAC soon so your regular public will be able to invest, but I understand that your revenue for 2020 was, we didn’t have revenue in 2020 essentially, and it’s just about $7 million estimate for revenue in 2021, what is your growth plan in driving that revenue and how does going public help to accelerate that?

Emiliano Kargieman 4:37

Yeah, no, that’s great. Exactly, we started generating revenue in q2 this year, we launched at the end of last year, we launched 10 satellites in the single market, we are currently operating 13 satellites in orbit, every day, delivering data to paying customers. But we started generating revenue only this year. These 13 satellites that we’re currently operating, give us the ability to collect vast amounts of data, over 4 million square kilometers of data every day. And that is actually, you know, more data collection capacity than the next four companies in our industry combined, so today we have with these 13 satellites we’re operating, we can collect more data than Maxar, Airbus, Planet, and Black Sky put together, right, but we are just getting started, we, we launched another four satellites two weeks ago in a SpaceX rocket. We are building a high throughput manufacturing facility that will give us the ability to launch 100 satellites per year. So, we expect to reach 60 satellites in orbit by q1 2023. That will give us the ability to remap the entire surface of the Earth every week. And as we grow the constellation of satellites and we grow the amount of data we can collect, that’s, you know, what’s going to drive the growth of revenue from $7 million this year to, you know, close to $50 million in 2022 and, and growing in the other years, you know, to build really once we start scaling and delivering data in mainstream industries, when we start remapping the entire surface of the earth, and open up software service or data service platform, you know that when we can hit the growth for revenue.

Nora Ali 6:31

And you mentioned the satellites that you guys launched with SpaceX on a SpaceX Falcon nine rocket, what is that overall relationship with SpaceX and how do you see it developing over time?

Emiliano Kargieman 6:43

Yeah, no, SpaceX, what SpaceX doing for our industry, it’s amazing. I mean they, you know, they literally cut the cost of putting a satellite in orbit by a factor of five a couple of years ago. And so, we closed, we signed at multiple launch agreement with SpaceX, at the beginning of the year, where they become our preferred partner for rideshare missions, and we get to access you know, the, the missions that they’re launching essentially every quarter with rideshares to put satellites in orbit so this gives us the ability to roll out our constellation and put these 300 satellites in orbit that we want to put by 2025, and then continue to launch 800 satellites per year from the [inaudible]. And so, they are very very valued partners for us, and we’re looking forward to continuing to work with them over the years.

Nora Ali 7:40

And they’re your preferred partner as you mentioned, but any plans to have future relationships with Blue Origin or Virgin Galactic, other SpaceX, I’m not going to say competitors but, friendly competitors, I guess to SpaceX?

Emiliano Kargieman 7:55

So, look for us, we, of course, we thought, you know, we have talked and we continue to talk to every company that has the ability to put payloads in orbit right because for us it really is a combination of, you know, the availability of launch capacity and the cost of putting satellites in orbit is what’s driving our decision. But today, but, you know, SpaceX is clearly a step ahead of everybody else in both things, both availability and cost, so you know for us that puts them in a very privileged position over the years. Yeah, the competition, of course, in launch providers, we expect [inaudible] every satellite company out there [inaudible].

Nora Ali 8:36

So, looking at the landscape, a little bit more broadly, what are the current shortfalls and inefficiencies that exist today in Earth imagery, and what is Satellogic’s sort of secret sauce, that leg up in fixing some of those existing inefficiencies.

Emiliano Kargieman 8:52

Yes, the main bottleneck for the adoption of Earth observation data is the cost of the data, just the cost of delivering the data to customer has been the biggest barrier to adoption. Today, high resolution imaging is either taken from extremely expensive and exquisite satellites that cost $500 million, $800 million in fees, and they collect exquisite imagery but there’s only a few of the satellites flying around the Earth, and you know they have very limited capacity. And so, the data they produce is, it’s very expensive. Or, you know, there are other companies that have built, and are building, high res, small satellites for high resolution imaging, but they are all very limited in terms of the capacity of the data they can collect, they’re limited to a few images per obit, a few images per day. And so, if you look at the economics, the cost of the data for the end customer ends up being pretty much the same, the same order of magnitude, regardless if you’re buying from, you know, the traditional players industry, or from some of the newcomers, like, you know, Platinum Black Sky, that the high resolution imagery, continues to be, you know, the price per square kilometer, say, continues to be kind of in the same range as the traditional players. What we’ve done, which is very unique, is we redesigned our satellites and build our satellites from the ground up, and we reach unit economics that are 100 times, 60 to 100 times better than any other competitor out there. So our satellites are, but only lower cost, or satellites, you know, we can build them for $450,000 in those materials, and we can put them in orbit for a few hundred thousand dollars, so for less than $800,000 we have one of our satellites in orbit, and this compares to around $10 million for any other small satellite company in high resolution. But not only so we have 10 times lower capital costs for satellites, we also have, any of our satellites have the opportunity to collect 10 times more data than any other small satellite and this has to do with the technology that we’ve developed over the last few years that we’ve tested in orbit is a camera design that really maximizes the value you can take from a small, small satellite. This is a patented camera that really gives us an edge, so if you put those things together, this 100 times better unit economics that we have, are really the key to go and do something that no other company could do, which is putting enough satellites in orbit to just remap the entire surface of the earth, and create a complete new map every week, then every day. By the time we have that, by the time we have a complete new map of viewers every week or every day, then we’re able to deliver this data to customers, essentially, with zero marginal cost, it’s just the cost of distributing the data through the internet. And when you’re in a position to distribute data basically at zero marginal cost, you can provide the applications to the end customers based on the value you create for that, and not at the cost of acquiring the data, and that is really what it’s going to make all the difference and, you know, go through the existing bottleneck Earth observation.

Nora Ali 11:52

We’ll get back to the remapping of the world concept that you mentioned, but I imagine that it takes many, many years, a lot of resources, to get to that level of efficient unit economics that you explain, so just talk to me a little bit about the competitive landscape, what other companies are tackling this, and how have you built sort of this moat around you, where it is going to be challenging for any new players to get to this level of efficiency that you have achieved and are planning to achieve.

Emiliano Kargieman 12:23

So we started the company a little over 10 years ago and it’s been a long road of R&D, and testing and flying satellites, we’ve launched over 25 satellites so far, we’ve launched our first satellite in 2013, and it took us a long time to mature this technology and to reach the unit economics that we have today. We started, in a sense, with a different set of assumptions from every other imaging company, every other company started to, you know, by looking at the defense and intelligence market, by looking at the government market, and figuring how could they play for a portion of that pie. And what we realized when we started the company was, you know, we started from a completely different angle we were looking at, you know, how can we manage to solve some of the biggest problems that we have ahead of us, how can we deal with, you know, the tradeoffs between food, energy, and water supplies, how can we deal with the consequences of climate change, how can we, you know, deal with things like mass migrations across borders, and we realized that a global source of data that could get to the right resolution and that we could deliver to practitioners in the field at the right price point was really the answer to a lot of these problems. So we set out with a different set of assumptions and started from the beginning trying to figure out how we could deliver data from orbit at zero marginal cost, and that’s forced us to really go into the unit economics, that was the driving factor for us, you know, taking all the time and effort I took to develop this new camera system, you know, to really maximize how much data we can take from a satellite. And also, you know, becoming a vertically integrated company, you know, which is also takes a long time, right, we build everything that goes into a satellite, a little bit like SpaceX does for Launch, we’re doing for observation imaging, right, we’re building our own sensors we’re building our [inaudible] we’re building our own onboard computers, we’re building our telescopes, our cameras, by this vertical integration takes a lot of effort and a lot of time, but it pays off because we ended up with, you know, 10 times lower capex cost, so it really took us a long time of being focused in the unit economics, honestly we don’t see any other company out there today, that has looked at this problem from the same perspective. Everybody else is building satellites to deliver data to governments, high resolution satellites, deliver data to governments into the defense and intelligence market. So, nice market, and it’s okay, but we definitely think that the mainstream applications for this technology, once you reach the ability to deliver at the right price point, dwarf the size of the government and defense and intelligence market, and that’s really what has, you know, cast our focus in this direction.

Nora Ali 15:08

So, this remapping the world concept you’re expected to launch weekly world remaps by 2023 and daily remaps by 2025. If you could just help me understand in one specific space or industry, let’s start with climate change, how would this sort of daily remap help companies, help governments, help individuals, try to tackle climate change, if they have access to this sort of data on a daily basis.

Emiliano Kargieman 15:38

Sure, so, you know, you can think of, of what we will be, what we will have you know a little bit like, like, you know, we are, we’re paying so much attention to quantifying what happens with our bodies, right, we don’t have today, a way of quantifying processes of the earth, right. So, we will, when we have weekly remaps of the entire planet, we will also have the ability to have a weekly data series of the main variables, you know that are affecting or they’re affected by climate change, like ocean level, temperature and acidity, you know the fractures in polar icecaps, the global temperature, world water distribution, droughts, floods, you know, this data updated on a weekly, and then daily basis, you know, will allow us to create models to understand and to deal with, you know, and to build a more resilient planet. And I think that’s that’s kind of what’s super interesting for us about this, right, building the intelligence sources, for, you know, for to make more efficient use of resources, you know like detecting pests, very early, you know, to minimize the amount of pesticides that use, you know to [internet interreference, inaudible] in soil to, you know, minimize irrigation or maximize the efficiency of irrigation, detecting oil spills, very early, protecting legal forestation, protecting legal mining, all of the things we think will be tools, you know, that we will put in the toolset for governments and for, you know, citizens throughout the world to be able to monitor and prepare for the consequences of climate change.

Nora Ali 17:24

Alright Emiliano, one more quick question for you: when Satellogic is publicly investable once that SPAC deal goes through, the ticker symbol will be SATL, as an investor looking into this space, if you buy shares, what exactly are you betting on? What are the industries or megatrends, you should be focused on if you end up buying Satellogic?

Emiliano Kargieman 17:48

Ok, of course, without giving anybody investment advice, which you can’t do, shouldn’t do, what I can say is, this will happen, you know. The ability to remap, and to see everything that happens on Earth, in real time, is something that we need, and that humanity needs to develop. This is the way that we become conscious about the effects of what we do on the planet, this is the way in which we can maximize the efficiencies of the markets, you know, to, to create, essentially, and distribute more value for everyone. So, this, this will happen today, you know, with the 17 satellites that we have in orbit, the 13 we’re operating commercially today. We have, for example, the ability to take a full motion video, two minutes long, of anything happening anywhere on Earth, three or four times per day. By the time we are operating a constellation to remap the entire surface of the Earth, daily, in 2025, we will have the ability to take a two-minute-long video of anywhere in the planet, essentially every five minutes. So, we’re, we will be well on our way to have the ability to have a live video feed of anything happening in the world, essentially in real time. And you know, that is, that is the vision, that is the direction we’re going, we’re building this company to help solve some of the most pressing problems that humanity has, and to do just that. So, you know, long term growth for the company is going to be around the usage of this kind of data, which we expect is going to be huge, $140 billion total addressable market in an industry that we think winner takes most, or winner takes all, where we are really uniquely positioned to build a winning platform.

Nora Ali 19:46

Fascinating technology, Emiliano, thank you so much for sharing your insight with us today, that’s Emiliano Kargieman, who’s the founder and CEO of Satellogic, Emiliano, thanks again for your time.

Emiliano Kargieman 19:57

Thanks, Nora, it’s been a pleasure.

Nora Ali 19:59

Awesome, and to our listeners, thank you so much for tuning in and we’ll see you next time.

* * * *

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the proposed transaction between CF Acquisition Corp. V (“CFAC V”) and Satellogic (“Satellogic”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFAC V’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFAC V’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFAC V, Satellogic or any successor entity of the transaction and includes statements concerning (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market, (v) expectations regarding cash on the balance sheet following closing and whether such cash will be sufficient to meet Satellogic’s business objectives and (vi) the expected timing of closing the transaction. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFAC V and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC V’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFAC V’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFAC V’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFAC V related to the merger agreement or the transaction, (xi) volatility in the price of CFAC V’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFAC V, Satellogic and/or or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFAC V assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFAC V gives any assurance that either Satellogic, CFAC V or the combined company will achieve its expectations.

Additional Information

This communication relates to a proposed transaction between Satellogic and CFAC V. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFAC V, Satellogic and/or a successor entity of the transaction relevant materials will be or have been filed with the SEC, including a registration statement on Form F-4 with the SEC, which including a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFAC V shareholders. Satellogic, CFAC V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CFAC V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CFAC V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CFAC V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFAC V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFAC V’s securities are, or will be, contained in CFAC V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers will also be in the Registration Statement on Form F-4 when it is filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction, which will include the proxy statement of CFAC V. You may obtain free copies of these documents as described in the section entitled “Additional Information” above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFAC V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Projections/Industry Data

The financial and operating forecasts and projections contained herein represent certain estimates of Satellogic as of the date hereof. Neither CFAC V’s nor Satellogic’s independent public accountants has examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore, none of CFAC V, Satellogic nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents Satellogic’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth under the heading “Forward-Looking Statements” above that could cause actual results to differ materially from those contained in the prospective financial information.

Accordingly, there can be no assurance that the prospective results are indicative of the future performance of CFAC V or Satellogic or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved.

This communication contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of CFAC V, Satellogic nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This communication contains references to Satellogic’s achievements compared to other companies, including being the first to achieve certain milestones. All of such references are based on the belief of Satellogic’s management based on publicly available information known to Satellogic’s management.

No Representations

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will CF V or Satellogic, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Satellogic has been derived, directly or indirectly, exclusively from Satellogic and has not been independently verified by CF V. Neither the independent auditors of CF V nor the independent auditors of Satellogic audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.

Use of Non-GAAP Financial Measures

This communication includes certain historical and forward-looking non-GAAP financial measures. These non-GAAP measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in this communication. Satellogic prepared these non-GAAP measures of financial results and believes that they provide useful supplemental information to investors about Satellogic. Satellogic’s management uses these non-GAAP measures to evaluate Satellogic’s historical and projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and therefor Satellogic’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies

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